File No 34819

GENERAL PROPERTY TRUST


05006119

23 February 2005


SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2005
WASH, D.C.
185
SECTION

GPT Management Limited
ABN 94 000 335 473
as Responsible Entity
and Trustee of
General Property Trust
ABN 58 071 755 609

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

GPT Unitholder
Service Centre
Freecall
1800 025 095
Facsimile
02 9236 6020

GPT@lendlease.com.au

www.gpt.com.au

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Attention: Filing Clerk

SUPPL

Dear Sir

Re: Company: GPT Management Limited
File No: 34819

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Documents
17/02/2005	Internalisation Investor Presentation
17/02/2005	GPT and B & B announce $1bn global Real Estate Joint Venture
17/02/2005	Trading Halt
11/02/2005	Results Presentation
11/02/2005	2004 Annual Results
11/02/2005	Preliminary Final Report & Full Year Accounts

Yours faithfully
GPT Management Limited

James Coyne
Legal Counsel and Company Secretary

PROCESSED
MAR 04 2005
THOMSON
FINANCIAL

3/4

22574

GPT Internalisation Proposal

Investor Presentation

17 February 2005


Table of Contents


1. Background
45
24
72
17
28



1. Background

- Consistent feedback from investors
  - Strong support for an internalisation
  - Create a platform for ongoing growth
  - Maintain investor choice in the sector
- GPT Independent Directors recommend unit holders reject Stockland's offer
- GPT approached Babcock & Brown with proposal to form strategic alliance
- Proposal outcomes. GPT will:
  - Remain independent
  - Retain key executives
  - Establish a growth platform on its own account
  - Reserve a premium for control for investors
  - Deliver immediate uplift in earnings and acceleration of growth

2. Proposal Overview


2. Proposal Overview

Internalisation of GPT

- GPT will internalise to create a new independently managed group
- Enter into a Joint Venture with Babcock & Brown initially capitalised at $1.0 billion and growing to $1.4 billion within 18 months
- Establish a strategic alliance with Babcock & Brown to generate future growth opportunities
- Partial sell down of three assets to Westfield for $744m (50% of Penrith, 50% of Woden and 25% of Sunshine[1]), proceeds reinvested in Joint Venture with Babcock & Brown at significantly accretive yields
- GPT will discuss transitional arrangements with Lend Lease

[1] Sunshine Plaza is subject to pre-emptive rights



2. Proposal Overview

Internalisation process

- GPTML to requisition and convene a meeting to implement the proposal
- Passed via ordinary resolutions requiring a 50% vote

Management and governance

- Key senior executives of GPT to continue under new structure
- GPT Chairman and Independent Directors to remain
- Appropriate governance structures put in place for Joint Venture


BABCOCK & BROWN


2. Proposal Overview

Estimated Financial Impact

	CY04	CY05 [1]	CY06
DPS stand alone (c)	22.0	22.9	23.6
DPS post internalisation/JV (c)	n/a	24.4	27.5
% increase (vs standalone)	n/a	6.5%	16.5%
% growth (year on year)	3.8%	10.9%	12.7%

[1] Actual distribution, not annualised. Assumes proposal effective 1 July 2005.

- DPS growth of 6.6% - CY2006 vs 2HCY2005 annualised[2]
- Superior growth prospects going forward
- No material change in NTA - $3.00 vs. $3.02
- Pro forma December 2004 GPT gearing post transaction 31.3%

[2] Annualised for the impact of the internalisation and joint venture


GPT
GENERAL PROPERTY TRUST


BABCOCK & BROWN


2. Proposal Overview

Strong focus on extracting value from GPT's existing high quality, diversified, $8bn+ investment portfolio

$1 billion Joint Venture with Babcock & Brown

- GPT's target allocation to Joint Venture – up to 15% of GPT's assets contributing up to 20% of GPT's EBIT[1]
- Growth driven by recycling capital and enhanced return on equity from developments
- Key activities
  - Investment in a new $1 billion Global Property Vehicle – initial focus on Europe
  - Selective investment, active portfolio management and development activities
  - External property funds management[2] – listed and wholesale
- Joint Venture will benefit from
  - GPT's funds and asset management capability
  - Babcock & Brown's deal sourcing and structuring expertise

[1] After foreign tax
[2] Excluding Japan


GPT
GENERAL PROPERTY TRUST


BABCOCK & BROWN



2. Proposal Overview

$1 billion Joint Venture with Babcock & Brown (cont.)

- $1 billion 50:50 Joint Venture capitalised as to
  - $900m from GPT ($700m cumulative preferred 9% capital and $200m ordinary equity)
  - $100m from Babcock & Brown in ordinary equity
  - Expected to grow to $1.4 billion within 18 months
- Joint Venture non-recourse third party gearing initially 65%
- Initial investments of $1.1 billion: 5 assets - secure income producing assets - European retail, residential and commercial
- Follow-on investments in 2H05: secure income producing assets – European retail, office, industrial, residential and European/Australian developments
- GPT's pro forma December 2004 gearing post transaction 31.3% (37.1% on a see through basis[1])

[1] Assumes GPT has a 50% interest in the underlying assets and liabilities of the proposed investments excluding developments






2. Proposal Overview

$1 billion Joint Venture with Babcock & Brown (cont.)

- Joint Venture funds management business
  - Asset management for Australian listed and wholesale funds and Global Property Vehicle
  - Opportunity for proposed externally managed hotel fund seeded with GPT and TAHL assets totalling $1.8 billion[1]
- Joint Venture staff, systems and governance
  - Dedicated staff and systems
  - Staffed by appropriate people seconded from GPT and Babcock & Brown and external hires
  - Governance – equal representation on Joint Venture Board
  - Each party has a right of veto over investments

1 Excluded from financial information

GPT
GENERAL PROPERTY TRUST



BABCOCK & BROWN


2. Proposal Overview

Arrangement with Babcock & Brown (cont.)

- Joint Venture benefits from Babcock & Brown's global real estate platform
  - Extensive track record in wide range of asset classes and geographies
  - Deal sourcing and execution capability via established relationships and 50 real estate executives in 11 locations across 8 countries
- Joint Venture will have exclusive first rights to
  - Babcock & Brown's global real estate deal pipeline where funded by non-Babcock & Brown Australian capital[1]
  - Property funds management activities carried out by Babcock & Brown and GPT in Australia (listed & wholesale)[1]
  - Acquire Babcock & Brown owned assets worth $1.1 billion plus a pipeline of identified assets
- Babcock & Brown to underwrite the delivery of investment opportunities to the Joint Venture which are estimated to increase GPT's DPS by:
  - CY2005 – 1 cent uplift per security (December half year)
  - CY2006 – 2.75 cents uplift per security

[1] Does not include transfer of existing activities or Japan opportunities


BABCOCK & BROWN



2. Proposal Overview

Arrangement with Babcock & Brown (cont.)

Babcock & Brown invests $100m for a 50% ordinary equity interest alongside GPT

- Babcock & Brown $50m capital uplift is subject to both parties receiving 10% IRR over 3 years on cash invested
- Hurdle requires minimum 14.3% IRR on ordinary equity
- Strategic relationship with GPT
- Sale of initial assets to Joint Venture at independent assessed market value – anticipated profit (circa 5-7%)
- Market based fees for introducing future assets which are acquired by the Joint Venture
- Fee of up to $15m if a superior proposal emerges and the Babcock & Brown proposal does not succeed
- Expense reimbursement ($2.5m) in other circumstances


BABCOCK & BROWN



2. Proposal Overview

Partial sell down of assets to Westfield

- GPT to sell 50% interests in Penrith and Woden plus a 25% interest in Sunshine[1] to Westfield
  - Westfield to manage jointly owned assets[1]
  - Sale proceeds of $744m - above December 2004 valuations
  - Weighted average sale yield – below 6% on passing income
- Reinvestment of sale proceeds into Global Property Vehicle achieving immediate accretion

[1] Sunshine Plaza is subject to pre-emptive rights in favour of the co-owner and management is subject to consent of the co-owner


GPT
GENERAL PROPERTY TRUST


BABCOCK & BROWN


2. Proposal Overview

Key benefits to GPT investors

- Creates an independent, internally managed group
- Delivers GPT investors enhanced income and capital growth prospects
- Maintains investor choice in the listed property trust sector
- Continuity of management
- Provides a superior alternative to the Stockland offer
- Reserves a premium for control with investors
- Subject to a unit holder vote


GPT
GENERAL PROPERTY TRUST


BABCOCK & BROWN

2. Proposal Overview

GPT's Independent Directors[1] intend to recommend the Proposal subject to

- Confirmation by the Independent Expert that it is in the best interests of unit holders
- No superior proposal emerging

[1] For this purpose the Independent Directors comprise Peter Joseph (Chairman), Ken Moss and Malcolm Latham.

3. Financial Impact and Benefits for GPT

3. Financial Impact and Benefits for GPT

Estimated Distribution impact

	CY04	CY05 [1]	CY06
DPS stand alone (c)	22.0	22.9	23.6
DPS post internalisation/JV (c)	n/a	24.4	27.5
% increase (vs standalone)	n/a	6.5%	16.5%
% growth (year on year)	3.8%	10.9%	12.7%

[1] Actual distribution, not annualised. Assumes proposal effective 1 July 2005.

- DPS growth of 6.6% - CY2006 vs 2HCY2005 annualised[2]
- DPS 12 months to 30 June 2006 = 26.7cps
- No material change in NTA - $3.00 vs. $3.02
- Pro-forma December 2004 GPT gearing post transaction 31.3%

[2] Annualised for the impact of the internalisation and joint venture



3. Financial Impact and Benefits for GPT

FY06 DPS yield versus peers


Re-rate potential
8.7%
7.7%
7.1%
7.1%
6.9%
6.7%
6.6%
6.6%
6.2%
DRT
MGR
SGP
GPT (post transaction)
MGQ
WDC
CNP
MXG
GPT (current)

GPT implied DPS yield derived using 16/2/2005 close price and estimated DPS for the 12 months to 30 June 2006 of 26.7c
Source: Broker consensus DPS (IBES), security prices at close of trading 16/2/2005 (IRESS).

- Current implied FY06 DPS yield is attractive relative to stapled comparables
- Strong re-rate potential given growth potential and high quality core assets
- No distributions in forecast period are driven by return of capital
- GPT DPS reflects sustainable underlying earnings


GPT
GENERAL PROPERTY TRUST


BABCOCK & BROWN

3. Financial Impact and Benefits for GPT

FY06 DPS growth


7.5%
6.6%
6.2%
6.2%
5.8%
5.8%
4.8%
4.4%
3.1%
WDC
GPT (post transaction)
SGP
MGQ
MXG
DRT
CNP
MGR
GPT (standalone)

GPT (post transaction) growth is CY06 on CY05 annualised for the impact of internalisation and the Joint Venture.
GPT standalone growth is CY06 on CY05.
MXG DPS growth is adjusted for the partly paid portion of the security.
Source: Broker consensus DPS growth (IBES).

- GPT DPS growth compares favourably with other large staples



GPT GENERAL PROPERTY TRUST

BABCOCK & BROWN



3. Financial Impact and Benefits for GPT

FY06 DPS growth

- Growth beyond forecast expected to come from
  - Joint Venture trading and consequent recycling of capital
  - Development projects driving higher returns on equity
  - Joint Venture funds management activities
  - Increased opportunities for internalised stapled GPT

3. Financial Impact and Benefits for GPT

Moderate gearing


46.0%
44.8%
37.9%
36.5%
31.3%
29.7%
28.2%
27.7%
27.5%
DRT
WDC
MGQ
MGR
GPT (post transaction)
GPT (standalone)
CNP
MXG
SGP

Gearing based on total interest bearing liabilities to gross assets.
Source: December results / MRE estimates.

- GPT has restated its own target gearing range as 30-40%
- GPT's gearing will be towards the lower end of comparables – supports growth and flexibility going forward
- Economic gearing, inclusive of 50% of Joint Venture non-recourse debt is 37.1%



3. Financial Impact and Benefits for GPT

Premium to NTA


103%
102%
92%
46%
46%
45%
26%
25%
5%
WDC
MGQ
MXG
MGR
CNP
SGP
GPT (post transaction)
GPT (standalone)
DRT

GPT post transaction assumes trading price of $3.77, being the closing price at 16 February 2005.
Source: December results / MRE estimates.

- Relatively low NTA premium suggests upside potential as GPT's operating earnings develop


GPT
GENERAL PROPERTY TRUST

BABCOCK & BROWN

3. Financial Impact and Benefits for GPT

Prudent mix of core and enhanced earnings


FY06 forecast EBIT split
54%
46%
60%
40%
63%
37%
83%
17%
84%
16%
87%
13%
92%
8%
97%
99%
MXG
MGR
SGP
CNP
GPT (post transaction)*
MGQ
WDC
DRT
GPT (standalone)
Corporate
Trust

GPT "corporate" earnings defined as enhanced earnings from Joint Venture plus GPT's interest in Rouse Hill and Twin Waters for CY06
Source: MRE estimates.

- Ample scope for growth in "corporate" earnings within GPT's target range
- Low proportion and high diversification of "corporate" earnings relative to peers
- 90% of the "corporate" portfolio underpinned by stable rental income

* Operational income is post tax where applicable


GPT
GENERAL PROPERTY TRUST


BABCOCK & BROWN

3. Financial Impact and Benefits for GPT

Implied value

FY06 DPS Yield	Implied value ($ per unit)
6.50%	$4.10
6.70%	$3.98
6.90%	$3.86
7.10%	$3.75

- GPT's last price of $3.77 implies a yield of 7.1% on estimated FY06 distributions
- Significant re-rate potential based on
  - Immediate uplift in earnings and platform for long term growth
  - Distributions reflect underlying cash earnings
  - Moderate gearing enhances growth potential
  - Appropriate mix of core and enhanced earnings
  - Multiple levels of diversification

3. Financial Impact and Benefits for GPT

Risk Mitigation through Diversification

- Appropriate balance between core and enhanced earnings
  - Remains predominantly weighted to high quality investment earnings
  - Stable rental income underpins Joint Venture earnings
- Diversification benefits
  - Sectors and asset classes
  - Geography

Pro forma CY06 EBIT by asset class



Enhanced 16%
Industrial 3%
Hotel 10%
Retail 39%
Office 31%

Pro forma CY06 EBIT by geographic region


Foreign EBIT, 16%
Australian EBIT, 84%


4. Joint Venture with
Babcock & Brown

4. Joint Venture with Babcock & Brown

Structure


Proposed Joint Venture Structure
GPT
Babcock & Brown
50%
50%
50%
50%
Preferred Capital
Joint Venture
Property Funds Management Business
Asset 1
Asset 2
Fund 1
Fund 2



4. Joint Venture with Babcock & Brown

Global Property Vehicle

- Investment Strategy
  - Investment in a broad range of asset classes and geographic markets with appropriate risk controls in place
  - Significant upside potential from active management, development opportunities, future acquisitions, trading and funds management
  - Locked-in positive spreads from using long dated, competitive margin, non-recourse debt
  - Opportunistic approach to property markets


BABCOCK & BROWN


4. Joint Venture with Babcock & Brown

Global Property Vehicle

- Initial focus on Europe
  - Size of market – world's second largest investment grade property market after North America
  - Low level of securitised property asset ownership – 36% in Germany versus 60 – 70% in Australia
  - 200-300 bps positive Euro denominated spread drives investment model
  - Off market sourcing opportunities
  - Portfolio with sectoral and geographic diversification


GPT
GENERAL PROPERTY TRUST


BABCOCK & BROWN



4. Joint Venture with Babcock & Brown

Global Property Vehicle

- Target returns to GPT in 2005
  - 72% of return to GPT via cumulative 9% coupon on preferred capital
  - 28% of return to GPT via 50% equity interest
- Targeting minimum 15% IRR on ordinary equity
- Historically Babcock & Brown has delivered returns well in excess of this level
- Hurdle requires an IRR of 14.3% on ordinary equity


GPT
GENERAL PROPERTY TRUST


BABCOCK & BROWN

4. Joint Venture with Babcock & Brown

Global Property Vehicle

- Capital structure
  - Initial average 65% (agreed maximum 75%) debt / total assets inclusive of Joint Venture debt
  - Fully non-recourse, long dated Euro denominated debt
- Hedging policy
  - Interest rate swaps covering 100% of senior debt service for between 5 – 7 years
  - Typical swap duration provides opportunity to refinance at least once through a full cycle
  - Foreign currency exposure on capital hedged via the use of foreign denominated debt and/or cross currency swaps
  - Implement an appropriate rolling income hedging policy


GPT
GENERAL PROPERTY TRUST


BABCOCK & BROWN

4. Joint Venture with Babcock & Brown

Initial Portfolio

- Currently controlled by Babcock & Brown – will contribute to Joint Venture on implementation (assumed to be 1 July 2005)
- 5 assets / portfolios worth circa $1.1b – underpinned by secure rental income
  - German medium density, low rise residential – 17,700 apartments across 3 portfolios in 10 cities – $0.8b
  - Cologne Business Park – co-ownership interest in 7 building office park in Cologne, Germany - $0.1b
  - Galerie Butovice – 46,600 sqm retail/office development in Prague, Czech Republic - $0.2b

Follow-on Portfolio

- Currently a substantial number of assets under due diligence / negotiation
- Assets under consideration include 6 assets / portfolios worth circa $1.3b
  - Major city mixed use portfolios (2) (residential / retail / office) (circa $0.1b)
  - Big box and neighbourhood retail (circa $0.7b)
  - European industrial (circa $0.5b)

4. Joint Venture with Babcock & Brown

Indicative Joint Venture asset diversification – Initial and Follow-On assets

Joint Venture assets by class


Development
6%
Residential
33%
Office
14%
Industrial
21%
Retail
26%

Joint Venture assets by region/country


Australia
3%
Other
European
19%
Czech
Republic
11%
Germany
67%



4. Joint Venture with Babcock & Brown

Property Funds management business

- Focus on creation of new listed and wholesale products
    - Opportunity for GPT and Babcock & Brown to seed a listed hotel property trust
    - GPT in strong position to seed and co-invest in other listed and wholesale funds
- Marriage of GPT's funds and asset management capability with Babcock & Brown's deal sourcing and structuring expertise


GPT
GENERAL PROPERTY TRUST

BABCOCK & BROWN


4. Joint Venture with Babcock & Brown

Governance

- Joint Venture Board - equal representation from GPT and Babcock & Brown nominees
- Termination triggers
  - On a change of control
  - Failure to achieve minimum return requirements
  - Refusal to continue to invest in Joint Venture
- Consequence of termination
  - Closure and unwind of vehicle – first right to acquire assets at market value in favour of party introducing the asset
  - Mutual pre-emptive rights over other party's investment in the Joint Venture
  - 10.0% IRR to be received on all capital contributed before Babcock & Brown receives any of its uplift on a winding up


BABCOCK & BROWN


5. Implementation

5. Implementation

Resolutions

- Subject to unit holder approvals – all ordinary 50%

Timetable

Announcement of proposal	17 February 2005
Explanatory Memorandum available	April 2005
Unit holder meeting	May 2005
Effective Date	June 2005

This timetable is indicative only and will be updated when dates are confirmed


BABCOCK & BROWN



5. Key Benefits



- Creates an independent, internally managed group
- Delivers GPT investors enhanced income and capital growth prospects
- Maintains investor choice in the listed property trust sector
- Continuity of management
- Provides a superior alternative to the Stockland offer
- Reserves a premium for control with investors


GPT
GENERAL PROPERTY TRUST


BABCOCK & BROWN


Questions

Appendix A – Initial Portfolio


Appendix A - Initial Portfolio

German Residential – Kiel Portfolio

Location	Northern Germany (Eastern Kiel)
Asset type	Residential Apartments (affordable housing sector)
Purchase price	€40.0m plus a further €2m capex (total €42m)
Initial yield	6.01% on €42m (on leased premises only after maintenance, modernisation and repairs)
Occupancy	88%
Characteristics	1,400 residential apartments
Market description	Predominantly built in 1960's, 1- and 2- bedroom apartments with at market rents of approx €4/m^2/month
Investment strategy	Reduce the vacancy level (immediate uplift). Consider opportunities to sell down sub-portfolio to wholesale buyers.


BABCOCK & BROWN



Appendix A - Initial Portfolio

German Residential – Salzgitter Portfolio

Location	City of Salzgitter, north western Germany
Asset type	Residential Apartments (affordable housing sector)
Purchase price	€290m
Initial yield	6.6% on passing income after maintenance, modernisation and repairs
Occupancy	84.5%
Characteristics	•13,476 residential apartments representing 25% of the city's housing stock •Largely constructed in the 1950s and 1960s as part of the social housing schemes
Market description	Rental of circa €4/sqm/month is at market for these 1- and 2- bed apartments
Investment strategy	Reduce vacancy levels (immediate impact) and consider sale of sub-portfolios to wholesale investors


Appendix A – Initial Portfolio

German Residential – AMB Generali Portfolio

Location	Western Germany
Asset type	Residential Apartments (affordable housing sector)
Purchase price	€130m exclusive of acquisition costs
Initial yield	6.1% on leased properties after maintenance, modernisation and repairs
Occupancy	Approx. 97%
Characteristics	•2,700 residential units in 9 cities throughout western Germany •Tenants are predominantly longer term occupiers •Producing an average all in net rent of €4.68 / sqm / month – market rents
Market description	A diversified portfolio of well maintained properties
Investment strategy	Hold with scope for selective disposals of sub-portfolios to wholesale investors and owner occupiers.



Appendix A - Initial Portfolio

Cologne Business Park, Germany

Location	5km west of city centre of Cologne, Germany's 6th largest economic city
Asset type	Office / technology park
Purchase price	€70.6m
Initial yield	6.2%
Occupancy	90%
Characteristics	30% interest in an office / technology park comprising: •6 office buildings and 1 sales / administration centre •99,500 sqm NLA •Developer has provided rental guarantee over vacant space and certain near term expiries •80% of leased income from top quality tenants such as DaimlerChrysler, (32% rent, term 2025), City Works of Cologne, Federal Republic of Germany (15% rent, term 2018)
Market description	A quality portfolio of office properties underpinned by long term leases in a well situated office park
Investment strategy	Hold as a longer term investment

GPT
GENERAL PROPERTY TRUST

BABCOCK & BROWN



Appendix A - Initial Portfolio

Galerie Butovice, Prague, Czech Republic

Location	6km south west of central Prague
Asset type	New Retail and office
Purchase price	€106.8m
Initial yield	8.0%
Occupancy	Approx. 93% income is pre-committed
Characteristics	•37,475 sqm retail NLA (Ahold supermarket, 13,941m^2) •9,154 sqm office NLA (70% pre-committed to Ahold) •1,377 parking spaces •130 tenants •Due to commence trading 18 March 2005
Market description	A brand new, well located development with approx 28% income from Ahold (15 yrs supermarket, 10 years office hold)
Investment strategy	Hold


BABCOCK & BROWN

Appendix B – Financials



Appendix B - Financials

Estimated Distribution impact

- Key assumptions
  - Internalisation eliminates management fee leakage of $20m in CY05
  - Asset sale to Westfield realises $744m[1] at an average sale yield below 6% on passing income. Proceeds applied to fund investment in Joint Venture
  - Initial $886m investment by GPT in the Joint Venture in place by 1 July 2005. Further $374m invested in Joint Venture by 31 December 2006
  - Babcock & Brown underwrites delivery of investments estimated to produce incremental GPT DPS of 1 cent in 2H05 (2 cents annualised) and 2.75 cents in CY06
  - Excludes "one-off" transaction costs

1. Subject to pre-emptive on Sunshine Plaza


BABCOCK & BROWN


Appendix B - Financials

GPT Estimated Distribution Statement [1, 2]

	CY05[3] ($m)	FY06 ($m)	CY06 ($m)
GPT stand alone[4]	459	466	473
Add back management fees	37	38	39
Less management expenses	(17)	(17)	(17)
Total earnings after internalisation	479	486	494
Less net rental from assets sold to Westfield	(42)	(43)	(43)
Add back interest savings	44	46	48
Total income after sale of assets to Westfield	481	490	499
Joint venture income	93	107	120
Less interest expense on investment funding	(53)	(59)	(65)
Total GPT distributable income	**521**	**538**	**554**
Units on issue (million)	2,016.7	2,016.7	2,016.7
DPS (cents)	**25.8**	**26.7**	**27.5**
DPS accretion versus stand alone	12.7%	14.6%	16.5%
DPS growth year on year			6.6%

[1] These estimates exclude the impact of estimated 'one-off' transaction costs which may result in GPT distributing from retained earnings and/or capital

[2] Subject to confirmatory due diligence

[3] Proforma full year assuming proposal implemented on 31 December 2004 (2H05 annualised)

[4] Includes interest expense on transaction costs

GPT
GENERAL PROPERTY TRUST


BABCOCK & BROWN


File No 34819


Appendix B - Financials

GPT Summary Balance sheet

	31-Dec 2004[1] ($m)
Assets	
Trust properties	8,130.9
Investment in joint venture	885.9
Other assets	230.8
Total assets	**9,247.6**
Interest bearing liabilities	2,898.6
Other liabilities	305.0
Total liabilities	**3,203.6**
Net assets	**6,044.0**
Gearing[2]	31.3%
NTA per unit	$3.00

[1] Pro forma assuming the proposal was implemented 31 December 2004

[2] Interest bearing liabilities / total tangible assets


GPT
GENERAL PROPERTY TRUST


BABCOCK & BROWN



Disclaimer

This presentation has been prepared by GPT Management Limited (ABN 94 000 335 473) as the responsible entity of General Property Trust (ARSN 090 110 357) and Babcock and Brown Limited (ABN 53 108 614 955). The details in this presentation provide general information only. It is not intended as investment or financial advice and must not be relied upon as much. You should obtain independent financial advice prior to making any decision. The presentation is not an offer or invitation for subscription or purchase of securities or other financial products. Past performance is no indication of future performance. All values are stated in Australian currency unless otherwise specified. February 2005.

Subject to the disclaimer above:

- Babcock & Brown Limited is only responsible for those parts of this presentation relating to its business and assets; and
- GPT Management Limited as responsible entity for the General Property Trust is only responsible for those parts of this presentation relating to its business and assets.


BABCOCK & BROWN

Company - GPT Management Limited
File No 34819



GENERAL PROPERTY TRUST

General Property Trust
Stock Exchange Announcement and
Media Release

GPT PROPOSES TO INTERNALISE MANAGEMENT AND CREATE A $1 BILLION JOINT VENTURE WITH BABCOCK & BROWN

The Independent Directors[1] of GPT today announced a proposal to internalise its management and form a $1 billion Joint Venture with Babcock & Brown ("**Joint Venture**"). The Joint Venture will pursue investment and property development opportunities and establish a listed and unlisted funds management business.

The proposal has the unanimous support of GPT's Independent Directors, subject to an independent expert confirming that the transaction is in the best interests of GPT unitholders, and no superior proposal emerging.

The Chairman of the Independent Directors, Peter Joseph, said, the proposal offered GPT unitholders the opportunity to create an independent GPT with improved diversification and significant earnings growth.

"The proposal to restructure GPT will bring together GPT's high quality investment portfolio with Babcock & Brown's proven deal sourcing and structuring skills to create higher returns for investors," Mr Joseph said.

"We believe this proposal will provide what our investors have been asking for – independence, with internalised management able to pursue higher growth and better returns, coupled with the Joint Venture with Babcock & Brown which will provide an immediate positive impact. The package, we believe, speaks for itself and we are enthusiastic in our support," he said.

The Independent Directors continue to recommend against acceptance of the Stockland takeover offer.

We have discussed this proposal with Lend Lease who owns the responsible entity which manages the Trust. Lend Lease respects GPT's decision to put an internalisation proposal to unitholders. Lend Lease has advised us that it remains committed to maintaining a strong relationship between the two organisations in the future and both parties have every intention of maintaining a co-operative and productive working relationship.

KEY BENEFITS OF THE PROPOSAL

Key benefits of the proposal include:

- **Creates an independently managed group** – delivers an independent GPT, eliminates management fees and aligns the interests of investors and management.

- **Builds a platform for growth** – a stapled vehicle having a growth platform in its own right combined with an initial $1 billion strategic Joint Venture with Babcock & Brown. The Joint Venture combines GPT's asset management skills with Babcock & Brown's sourcing and

[1] The GPT Independent Directors comprise Peter Joseph (Chairman), Ken Moss and Malcolm Latham

structuring expertise and provides a platform for development of a funds management business.

- **Significant distribution uplift** – GPT's estimated CY2006 distribution will increase by 16.5% should the proposal be implemented.

- **Significant increase in ongoing distribution growth** – 6.6% DPS growth in CY2006 versus 2H2005 annualised.

- **Maintains moderate gearing of 31.3% (December 2004 proforma adjusted) within GPT's target range of 30-40%** – investment in the Joint Venture is backed by stable, income producing property and predominantly funded by GPT's proposed sell-down of interests in three retail assets to Westfield (in the case of Sunshine Plaza, subject to pre-emptive rights).

- **A Control Premium is preserved** – for the potential benefit of GPT investors.

THE PROPOSAL

The key elements of the proposal are described below:

- **Internalisation**
  The internalisation of GPT will create an independent, internally managed property group combining GPT's premium quality investment portfolio with the flexibility to pursue higher earnings growth activities such as an unlisted funds management business and investments with GPT's Joint Venture partner Babcock & Brown.

  The proposed internalisation is expected to deliver annualised cost savings of approximately $20 million.

  The GPT Independent Directors and key members of GPT's executive team have confirmed they will accept employment with the new responsible entity and GPT plans to discuss transitional arrangements with Lend Lease.

- **Joint Venture**
  The 50:50 Joint Venture will initially be capitalised at $1 billion, growing to $1.4 billion within 18 months.

  GPT will initially contribute $900 million comprised of $700 million of 9% cumulative preferred capital and $200 million of ordinary equity. Babcock & Brown will contribute $100 million of ordinary equity.

  Key activities of the Joint Venture will include:

  - investment in offshore property initially focussed on Europe
  - selective investment, active management, development and recycling of capital
  - external funds management – both listed and wholesale.

  The Joint Venture will have exclusive first rights to Babcock & Brown's global real estate pipeline where funded by non-Babcock & Brown Australian capital and property and funds management activities of Babcock & Brown and GPT in Australia[2].

  Assets comprising European retail, residential and commercial to the value of approximately $1.1 billion will seed the Joint Venture. A diverse range of follow-on investments and developments in Europe and Australia to the value of approximately $1.3 billion have also been identified. Further investments are expected to be contributed to the Joint Venture within 18 months. Babcock & Brown has underwritten the delivery of investment opportunities to the Joint Venture that will increase GPT's DPS by 1 cent (2H2005) and 2.75 cents CY2006.

---

[2] Excluding Japan

Each party has a right of veto over proposed investments.

The Joint Venture's Board and Investment Committee will have equal representation from both GPT and Babcock & Brown.

The Joint Venture will initially have consolidated third party non-recourse gearing of 65% with an agreed maximum of 75% and will have dedicated staff and systems and appropriate governance arrangements put in place.

- **Funds Management Business**
  The Joint Venture intends to establish a funds management business with both listed and unlisted products.

  The combination of GPT's Australian asset and fund management expertise with Babcock & Brown's deal sourcing ability and global platform as well as both parties' potential to provide seed assets means the Joint Venture will be well positioned to aggressively pursue such opportunities.

- **Sale of Assets to Westfield**
  Subject to unitholder approval of the internalisation proposal and pre-emptive rights on Sunshine Plaza, Westfield has agreed to acquire 50% interests in Penrith Plaza and Woden Plaza and a 25% interest in Sunshine Plaza. Following settlement, Westfield will manage the Penrith and Woden properties. Westfield has agreed to pay $744 million which represents a weighted average sale yield below 6.0% on passing income and a premium to the independent valuations commissioned in December 2004.

  GPT will use the proceeds from the sales to invest in the Joint Venture with Babcock & Brown which will provide higher yielding investments thereby increasing forecast distributions per GPT security.

FINANCIAL IMPACT

The proposal provides an immediate and significant increase in distributions as well as an increase in distribution growth. The table below summarises the estimated impact of the transaction on GPT's distributions:

	CY04	CY05 Actual	CY06
DPS stand alone (cps)	22.0	22.9	23.6
DPS post internalisation / JV (cps)	n/a	24.4	27.5
% increase (vs stand alone)	n/a	6.5%	16.5%
% growth (year on year)	3.8%	10.9%	12.7%

- DPS growth CY2006 vs 2H2005 annualised = 6.6%
- No material change in NTA - $3.00 vs $3.02
- Pro-forma December 2004 gearing post transaction = 31.3%

MANAGEMENT

GPT's senior executives will continue to manage GPT's portfolio as well as assist in the funds management operations of the Joint Venture. The Joint Venture will be managed by staff from GPT, Babcock & Brown and new employees.

CONDITIONS TO IMPLEMENTATION

- **Independent Expert**

An Independent Expert will be appointed to report on whether the proposal is in the best interests of GPT unitholders. An Explanatory Memorandum and Independent Expert's Report will be sent to investors by late April 2005, with a unitholder meeting to approve the necessary resolutions expected to take place in May 2005.

- **Formal Documentation**
  GPT and Babcock & Brown will now move to develop and finalise all the formal agreements necessary to implement the proposal, including the information to be sent to unitholders to approve the proposal.

GPT's Independent Directors unanimously support the proposal set out in this announcement subject to the Independent Expert confirming it is in the best interests of unitholders and subject to no superior proposal emerging. GPT's Independent Directors recommend unitholders take no action until they receive a copy of the Explanatory Memorandum. If unitholders wish to act, GPT's Independent Directors recommend you consult an investment advisor.

BREAK FEE

GPT has agreed to pay to Babcock & Brown a break fee of up to $15 million in the circumstances detailed in Appendix A, in compensation to Babcock & Brown for keeping available through to the proposed effective date the seed and other identified assets and in compensation for advisory costs, costs of management time, out-of-pocket expenses, including air fares and hotel accommodation, its holding costs in relation to the seed assets for the Joint Venture and reasonable opportunity costs incurred by Babcock & Brown in pursuing the proposal including delaying commitment of finance and taking interest rate risk and, conversely, in not pursuing other alternative acquisitions or strategic initiatives.

OTHER

The GPT Board is comprised of the Independent Directors, Peter Joseph (Chairman), Malcolm Latham, and Ken Moss for the purpose of considering the proposed internalisation and Joint Venture. GPT Director Elizabeth Nosworthy is also a director of Babcock & Brown and stood aside from the GPT Board for the consideration of the proposal.

The GPT Board and management continue to retain independent advisers: Macquarie Bank, as financial adviser; Allens Arthur Robinson as legal adviser and Blake Dawson Waldron as adviser on governance processes for purposes of evaluating the proposals.

For unitholder questions in relation to this announcement please call the GPT Unitholder information line 1800 350 150 (in Australia) and 61 2 9278 9045 (if overseas) between 9:00am and 5:00pm Monday to Friday (excluding public holidays).

ENDS

Enquiries

For further information please contact
Nic Lyons
Chief Executive Officer
General Property Trust
(02) 9237 5816

Martin Debelle /Graham Canning
Cannings
(02) 9252 0622

Appendix A – Break Fee

1. Triggers of break fee of $7.5 million or $15 million

1.1 Subject always to clause 3, GPT will pay either one of the following amounts to Babcock & Brown:

(a) the amount of $7.5 million (exclusive of GST), if any of the triggers detailed in clause 1.2 occurs before 16 March 2005; or

(b) the amount of $15 million (exclusive of GST), if any of the triggers detailed in clause 1.2 occurs on or after 16 March 2005,

in each case less any payment made under clause 2. .

1.2 The following are the triggers for the payment of an amount under clause 1.1.

(a) If:

(i) the Babcock & Brown proposal does not receive the necessary approvals of the GPT unitholders at the meeting convened to consider the Babcock & Brown proposal or that meeting is not convened before 30 June 2005 (or is otherwise abandoned or adjourned to a date after 30 June 2005); and

(ii) before that GPT unitholder meeting or 30 June 2005 (whichever is earlier), either a new competing proposal or a variation to an existing competing proposal is made or announced, and within 6 months of that announcement the competing proposal is or becomes either unconditional or is implemented.

(b) If:

(i) subject to paragraph (ii), the GPT Independent Directors fail to unanimously recommend, or withdraw their unanimous recommendation of, the Babcock & Brown proposal, or make a public statement that they no longer support that proposal;

(ii) the break fee shall not be payable in accordance with paragraph (i) if the Independent Expert appointed to consider the Babcock & Brown proposal gives an opinion that it is not in the best interests of GPT and its unitholders, unless that opinion is based on the announcement or making of a competing proposal or the variation of an existing competing proposal.

(c) If the GPT Independent Directors publicly recommend that a competing proposal (including a varied existing competing proposal) is in the interests of GPT and its unitholders.

2. Triggers of cost recoupment of $2.5 million

Subject always to clause 3 and to there having been no payment of an amount pursuant to clause 1.1, GPT must pay to Babcock & Brown the amount of $2.5 million (exclusive of GST) as a contribution towards the costs it has incurred in pursuing and promoting the Babcock & Brown proposal if any of the following occurs:

2.1 The Independent Expert appointed to consider the Babcock & Brown proposal gives an opinion that the Babcock & Brown proposal is not in the best interests of GPT and its unitholders (other than because that opinion is based on the announcement or making of a competing proposal or the variation of an existing competing proposal) and the GPT Independent Directors fail to unanimously recommend, or withdraw their unanimous recommendation of, the Babcock & Brown proposal or make a public statement that they no longer support the Babcock & Brown proposal.

2.2 The Babcock & Brown proposal does not receive the necessary approvals of GPT unitholders at the meeting convened to consider the Babcock & Brown proposal or that

meeting is not convened before 30 June 2005 (or is otherwise abandoned or adjourned to a date after 30 June 2005).

2.3 Babcock & Brown validly terminates the proposal.

2.4 GPT terminates the proposal for a reason other than as described in clause 3.1, below.

2.5 GPT is prevented under clause 3 from making a payment of a break fee under clause 1.1.

3. Prohibitions on payment

3.1 No amount shall be payable under clauses 1 or 2 if GPT terminates the proposal because:

(a) the unitholder documents or formal agreement evidencing the Babcock & Brown proposal are unable to be settled before 30 April 2005; or

(b) before the unitholder documents or formal agreement evidencing the Babcock & Brown proposal are settled, GPT determines that an irresolvable material issue has arisen in respect of one of the assets intended to be acquired by the Joint Venture,

after the procedures for resolving these matters have been exhausted provided that no trigger event under clause 1.2 has then arisen.

3.2 No amount will be payable under clause 1 (and any payment made must be refunded) to the extent that a court, arbitral tribunal or the Takeovers Panel determines that the agreement by GPT to make such payment, or the making of any such payment, to Babcock & Brown:

(a) constituted, or constitutes, or would constitute, a breach of the fiduciary or statutory duties of the GPT board of directors to GPT; or

(b) constituted, or constitutes, or would constitute, unacceptable circumstances within the meaning of the Corporations Act; or

(c) was, or is, or would be, unlawful for any other reason.

Company - GPT Management Limited
File No 34819

Company - GPT Management Limited
File No 34819


ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

17 February 2005

General Property Trust and GPT Split Trust

TRADING HALT

The securities of General Property Trust and GPT Split Trust (the "Trusts") will be placed in pre-open at the request of the Trusts, pending the release of an announcement by the Trusts. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Monday, 21 February 2005 or when the announcement is released to the market.

Security Code: GPT
GSTIN
GSTCP

Andrew Black
Senior Companies Adviser

GPT
GENERAL PROPERTY TRUST

GPT Management Limited
ABN 94 000 335 473
as Responsible Entity
and Trustee of
General Property Trust
ABN 58 071 755 609

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

GPT Unitholder
Service Centre
Freecall
1800 025 095
Facsimile
02 9236 6020

GPT@lendlease.com.au

www.gpt.com.au

17 February 2005

Companies Announcement Office
Australian Stock Exchange Limited
Level 6
20 Bridge Street
SYDNEY NSW 2000

Attention Andrew Black

BY FAX 9241 7620

Dear Andrew

General Property Trust
Request for Trading Halt

On behalf of GPT, I request a trading halt in the listed securities of GPT immediately.

In accordance with listing rule 17.1, I advise:

(a) the reason for the trading halt is to enable GPT to make an announcement to the market concerning a proposal to be put to unitholders;

(b) GPT expects to make the announcement before the close of business today and wishes the trading to remain in place until such time as the announcement is made; and

(c) GPTML, as the responsible entity of GPT, is not aware of any reason why the trading halt should not be granted.

If you have any queries concerning the above, please do not hesitate to contact me on 9237 5133

Yours sincerely

James Coyne
Company Secretary

2257

GPT

Annual Results Presentation 2004


Highlights

Highlights

- Underlying earnings per unit up 3.1%*
- Distribution per unit up 3.8%
- Strong underlying portfolio performance
- Future growth
  - Retail development pipeline
  - Recent acquisitions

* Before abnormal items, including profit on sale of properties and costs in relation to the Lend Lease merger proposal and Stockland takeover offer

GPT

Consistent Earnings Growth

	2001	2002	2003	2004
Distribution (cpu)	19.7	20.4	21.2	22.0
Growth	2.1%	3.5%	3.9%	3.8%
Earnings (cpu)	19.7	20.4	21.6	21.3
Underlying earnings*	19.7	20.4	21.2	22.0
Underlying growth*	2.1%	3.6%	3.1%	3.1%
1 Yr Total Return	9.9%	12.8%	8.2%	33.6%

* Excludes the impact of the change in fee, and costs associated with the Lend Lease merger proposal and the Stockland takeover offer

GPT

Financial Performance

	2003	2004
Net Operating Income*	+7.3%	5.4%
Total Assets	$7.7b	$9.1b
Total Borrowings	$2.1b	$2.7b
Interest Cover	5.1x	4.8x
Gearing	27.6%	29.7%
NTA per unit	$2.73	$3.02

• Excludes $16.5 million in costs associated with the Lend Lease merger proposal and Stockland takeover offer

GPT


Retail $4.7 billion (53%)
peteralexander

Key Results: Shopping Centres

- Total Portfolio income up 8%
- Specialty base rent per sqm up 5%
- Strong sales and operating results
  - Total centre MAT/sqm up 4.4%
  - Specialty MAT/sqm up 6.4%
  - Regional specialty productivity at $9,355/sqm*
  - Regional specialty occupancy costs at 14.4%*

*Excluding centres impacted by development (Melbourne Central & Erina Fair)


GPT

Strong Shopping Centre Revaluations

- 13 centres valued 6 months to December 2004
- Quality reflected in strong valuation increases
  - $612.5 million net increase
- Average capitalisation rate of 6.5%

GPT



Melbourne Central

- Major stages now open
  - Level 3 entertainment precinct open mid 2005
- Only 3 uncommitted tenancies
- Retail mix delivered on vision
  - Initial trading results positive

GPT


Melbourne Central
Central


Melbourne Central



Melbourne Central

GPT


Melbourne Central
BORDERS
MUSIC



Penrith Plaza

- $138 million development commenced in June 2004
- Leasing progressing well
- Completion end 2005
- On track to achieve Year 1 yield of 8%

GPT



Macarthur Square

- $200 million development ($100m GPT share) commenced in September 2004
- Leasing progressing well
- Completion
  - Stage 1 – end 2005
  - Stage 2 – early 2006
- On track to achieve Year 1 yield of 8%

GPT

Strong Development Pipeline

	2002	2003	2004	2005	2006	2007	2008
Floreat Forum	$48M						
Erina Fair	$106M						
Melbourne Central		$260M					
Penrith Plaza				$140M			
Macarthur Square				$100M			
Rouse Hill Regional Centre					$350M*		
Charlestown Square							
Chirnside							
Wollongong							
Sunshine Plaza	$20M						

Complete

Underway

Planned

* Approximate value & timing

GPT


Office $3.1 billion (34%)

Key Results: Office

- Income up 15%
- Portfolio quality enhanced
  - Stage 2 National Building complete
  - Darling Park Stage 3 acquired
  - Refurbishments
- Occupancy remains high (93.7%)
  - Over 120,000 sqm leased
- Manageable lease expiry profile
  - Average lease term 6.4 years

GPT


Manageable Expiry Risk


Office Lease Expiry Profile by Area
31 December 2004*

	Vacant	2005	2006	2007	2008	2009	Beyond
Office Lease Expiry by Area	6.3%	8.1%	6.1%	5.4%	7.5%	13.5%	53.1%

* Excludes Darling Park Stage 3


GPT



Office Portfolio Outlook

- Improving market fundamentals
- Portfolio well positioned
  - Quality improved
  - Manageable expiry profile
- Minimal vacancy – majority in Sydney

GPT


Hotel/Tourism $777 million (9%)



Strong Operating Results

- Portfolio income up 28%
- Ayers Rock Resort
  - Revenue +6.7%
  - Room Nights Sold +4.6%
  - Room Rate +1.9%
  - GPT Income +10.7%
- Four Points by Sheraton Sydney
  - Revenue +14.4%
  - Room Nights Sold +5.6%
  - Room Rate +8.6%
  - GPT Income +12.7%

GPT



Portfolio Expanded

- Voyages Lodges (P&O Resorts) acquisition $218m
- Perfect strategic fit (quality & scale)
  - Australia's Natural Treasures
- Significant benefits
  - Marketing/cross selling
  - Greater diversity
  - Cost savings
  - Expansion land
- 9.4% yield (excl land), increasing to 10% year 2

GPT


Industrial/Business Park $328 million (4%)

Key Results: Industrial/Business Park

- Income up 25%
- Significant development potential
  - Homebush Bay
    - Quad 3 (complete)
    - Quad 4
    - 8 Herb Elliott Avenue
    - 7 Figtree Drive
  - Austrak, Somerton

GPT


Masterplanned Urban Communities



Capital Management

- Total Assets $9.1 billion
- Gearing of 29.7% (limit 40%)
- Borrowings
  - Maturities from within 1 month to 2029
  - 93% hedged
  - Current effective interest rate 6.09%
  - Average duration 2.9 years
- S&P ratings (Long term: A+, Short term: A-1)

GPT



In Summary....

- Performance strong
  - Retail – highly productive quality portfolio
  - Office – asset quality enhanced, improving market
  - Hotel – portfolio scale & diversity enhanced, exposure to major markets and sectors
  - Industrial – well leased, retain significant expansion and acquisition options
  - Masterplanned Urban Communities – first project sales underway

GPT

Company - GPT Management Limited
File No 34819


GPT
Questions



GENERAL PROPERTY TRUST

General Property Trust
2004 Annual Results

11 February 2005

CONTINUED GROWTH FROM QUALITY ASSETS

GPT today declared underlying earnings per unit of 22.0 cents per unit (cpu)* for the year to 31 December 2004, an increase of 3.1% over the previous corresponding period. Headline earnings per unit, at 21.3 cpu, were impacted by costs accrued to date associated with the Lend Lease merger proposal and the response to the takeover offer from Stockland.

A distribution of 5.6 cpu for the December quarter was announced, taking the distribution for the year to 31 December 2004 to 22.0 cpu. This represents an increase of 3.8% on the distribution for the 2003 calendar year.

GPT Management Limited Chief Executive, Mr Nic Lyons, said that the strong increase in earnings and distributions reflected a solid result from GPT's property portfolio and the positive impact of recent acquisitions and successfully completed developments.

"This increase in earnings and distributions builds on a consistent growth profile from GPT over the last few years. Although the impact of costs associated with the merger proposed by Lend Lease and Stockland's takeover offer affected the headline operating result, the underlying performance of the Trust has continued its strong growth, reflecting the high quality and low risk of the Trust's assets and the benefit of focused active management and development."

GPT's operating result was strong, with net operating income* of $442 million, an increase of over 5% on 2003.

"The growth in both earnings and income reflects the benefit of our strategy of building and maintaining a portfolio of high quality assets, with a low risk profile. The quality of GPT's portfolio

*Excluding abnormal items, including profit on sale of properties and $16.5 million in costs accrued in relation to the proposed Lend Lease merger and the subsequent response to the takeover offer from Stockland.

has also been demonstrated in strong positive revaluations, particularly across the Retail Portfolio, which resulted in a net positive revaluation of $612.5 million across the retail assets."

"The benefit of current developments and recent acquisitions, as well as improving conditions in the office and hotel/tourism sectors, provide an opportunity to continue to deliver growth from GPT's $9 billion property portfolio," Mr Lyons said.

During 2004, GPT implemented a number of initiatives that will contribute to medium term earnings growth. In July, the Hotel/Tourism Portfolio was enhanced with the acquisition of a $218 million portfolio of predominantly nature-based resorts, acquired from P&O. The resorts, which provide GPT with a broader offer in the Australian tourism market, have now been integrated with the portfolio.

GPT's large-scale retail development pipeline has continued excellent progress. Erina Fair, completed in November 2003, has delivered on the project's targeted return. Melbourne Central's redevelopment was substantially complete in December 2004, with only the Level 3 entertainment precinct to be finalised in 2005 and initial trading results have been positive. Major expansions of Penrith Plaza and Macarthur Square that commenced in June and September respectively, will be largely complete at the end of 2005.

In the Office Portfolio, the second National Building at Melbourne's Docklands was completed in May 2004. Work is progressing ahead of schedule on the third and final stage of the Darling Park Complex in Sydney. These acquisitions have increased the Portfolio's scale and diversity, while maintaining the high quality of office space across the $3.1 billion Portfolio.

Operationally, the Trust's property portfolios continue to deliver solid returns and income growth, reflecting the quality of the underlying assets and the application of active management. The Retail Portfolio retains high productivity levels and almost full occupancy and is well positioned for continued robust growth over the medium term. The tourism sector rebounded strongly and GPT's hotel/tourism assets are well positioned to benefit from continued strength in inbound tourism.

Whilst general conditions in the office sector remain soft, GPT's Office Portfolio has maintained consistent occupancy levels and delivered income growth. The acquisition of the third stage of the Darling Park Complex and the completion of the second of the National Buildings in Melbourne reinforces Management's focus on continued upgrading of the Portfolio to contemporary assets. The Industrial and Business Parks Portfolio delivered strong income growth and increased occupancy, to 99.5%, while further acquisitions in Sydney's Homebush Bay have expanded the development pipeline in this sector.

Capital Management

GPT maintains a strong balance sheet, concluding 2004 with total assets of $9.1 billion and borrowings of $2.7 billion, representing 29.7% of total assets. This level of borrowing remains below GPT's maximum borrowing limit (40% of total tangible assets). This level of gearing is also well below the LPT sector average, of 37.3%.

Throughout 2004, GPT continued to successfully access the debt markets, issuing $600 million in Medium Term Notes.

A private placement of 67 million units was undertaken in April 2004, raising $203 million. The units were issued at a small discount to the market price.

The current weighted average interest rate of GPT's debt is 6.09% (after fees and margins), and the Trust remains relatively protected from interest rate movements, with over 90% of borrowings hedged across a range of maturities. GPT also retains the highest credit ratings in the Australian LPT sector, with Standard & Poor's ratings of A+ (long-term) and A-1 (short-term).

Outlook

"Despite a number of abnormal items, this has been a year of solid performance for GPT, with the underlying performance of the Trust demonstrating growth and the quality of GPT's diversified property portfolio."

"We remain confident in the ability of GPT's core portfolio to deliver growth in earnings to investors," Mr Lyons said.

Yield

The yield on the closing price yesterday of $3.83 was 5.7%.

NTA

The Trust's net tangible asset backing (NTA) per unit increased to $3.02, an increase of 29 cents on the previous year's NTA of $2.73 per unit, largely as a result of significant positive valuations across the Retail Portfolio.

Unit Price

GPT's unit price increased over the year, from $2.99 at 31 December 2003 to $3.74 at 31 December 2004. GPT's full year accumulation (unit price movement and income) return for 2004 was 33.6%, above the S&P/ASX Property 200 Accumulation Index, which delivered a total return of 32%.

Stockland Takeover Offer

GPT's Independent Directors continue to believe that the Stockland offer is not in the best interests of GPT Unitholders, for the reasons set out in the Target's Statement and First Supplementary Target's Statement. GPT's Independent Directors have previously announced that they continue to explore alternatives which they consider may be in GPT Unitholders' best interests. That consideration is ongoing and involves continuing discussion with a number of parties.

ENDS

ADDITIONAL INFORMATION

Retail Portfolio

Sales productivity across GPT's Retail Portfolio is high, with regional specialty sales of $9,355 per square metre (sqm) and regional specialty occupancy costs at 14.4%. Total centre sales per sqm across the Portfolio increased by 4.4% (1.7% at Dec 03) and specialty sales per sqm increased by 6.4% (1.3% at Dec 03) in the year to December 2004.

General Manager Retail Investment, Mr Mark Fookes, said GPT's centres continued to trade well above industry sales productivity benchmarks.

"We have an excellent portfolio of retail assets which has benefited from intensive management and has demonstrated the positive results of recently completed developments."

"Strong sales productivity and the low vacancy rate of less than 0.3% of gross lettable area (GLA) across GPT's shopping centres demonstrates the quality of the portfolio and has contributed to income growth over the past twelve months. Specialty occupancy costs across GPT's shopping centres remain reasonable, enhancing the prospects for continued rental income growth," Mr Fookes said.

Income from the Retail Portfolio was up by 7.8% on the same period last year, including the first full year of income from Erina Fair following the expansion in 2003, and the benefits of income growth achieved across the Portfolio. Comparable income growth was excellent, at 4.5%.

Continuing the trend at Penrith Plaza and Chirnside Park in 2003, large levels of specialty lease renewals at Woden Plaza and Sunshine Plaza during 2004 resulted in strong increases in rents at these centres.

The majority of GPT's shopping centres were valued over the year, leading to a net valuation increase across the Retail Portfolio of $612.5 million.

Further demonstrating the quality of the Portfolio's assets, in March 2004, three of GPT's centres (Sunshine Plaza, Woden Plaza, Penrith Plaza) were named in the *Shopping Centre News* 'Big Guns' Top Ten list of Australia's most productive regional shopping centres and Sunshine Plaza was voted Queensland's Shopping Centre of the Year by the Property Council of Australia in October 2004.

Transactions

In March 2004, a land parcel for the second stage of Homemaker City Fortitude Valley in Brisbane was acquired. Construction of the 16,000 sqm second stage is forecast to be complete in early 2005. The completed Centre is being acquired for approximately $52 million. Combined with the Trust's existing successful stage one, this consolidates Fortitude Valley as one of Brisbane's premier homemaker destinations.

Two smaller bulky goods centres (located at Springwood, Qld and Prospect, NSW) acquired as part of GPT's original portfolio acquisition in November 2001, were sold during the year. The Homemaker Portfolio has a total of twelve centres with a value of close to $450 million. At the close of 2004, the Homemaker Portfolio represented approximately 10% of the GPT Retail Portfolio (by value).

Development Update

Across the Retail Portfolio, a range of developments were completed and progressed during 2004. These projects are a key driver of future growth and form part of a pipeline of current and future projects with a potential value of more than $1 billion over the next five years.

The major expansion and redevelopment of Erina Fair (GPT's 50% share at a cost of $106 million) opened ahead of schedule in November 2003. The development, which was fully leased on completion, has now completed its first full year of trading and delivered on the targeted project yield of 8.5%.

In early 2004, the $4.7 million upgrade of Forestway Shopping Centre in NSW was completed. An $8 million remix of Homemaker City Aspley in Queensland was completed in November 2004.

The major redevelopment of Melbourne Central was largely complete in December 2004. More than 230 of the planned 288 tenancies are now open and trading. All but the Level 3 entertainment precinct, which was delayed by fire damage, is now complete. Only 3 of the 288 tenancies remain to be leased (less than 1% of income). Mini-major retailers such as Borders, Coles, Freedom and Bayswiss, combined with some innovative retail concepts, have delivered on the vision for the Centre which is already trading well. The project is forecast to achieve a yield of approximately 8% in the first full year of operation post completion.

Two major developments are currently underway and anticipated to be largely complete by the end of 2005. These are: the expansion (at an approximate cost of $100 million – GPT's 50% share) of Macarthur Square, for which stage one is due to be complete in December 2005; and a major expansion of Penrith Plaza ($138 million), which will be largely finalised at the end of 2005.

The creation of a new Town Centre at the Rouse Hill Regional Centre, for which the masterplan has been approved and a development application submitted in January 2005, is expected to commence construction during 2005.

"The Retail Portfolio continues to have a very positive outlook. The success of recently completed developments such as the Sunshine Plaza Riverwalk and Plaza Parade expansion, the redevelopment of Floreat Forum and the major expansion of Erina Fair demonstrate the potential of our development pipeline to provide strong returns for investors."

"With the completion of further developments in 2005, strong sales growth, and a positive outlook for rental growth, we are confident of continuing to deliver strong investment performance from GPT's retail assets," Mr Fookes said.

In September, GPT (in conjunction with joint owner APPF Retail finalised the termination of the ground lease at Sunshine Plaza Shopping Centre, giving GPT and APPF Retail full entitlement to all future income from the Centre. The capital payment made by GPT, of $56 million, is anticipated to deliver a year one yield of approximately 10%.

Office Portfolio

GPT's Office Portfolio performed well, delivering income growth and retaining occupancy above the market average throughout 2004.

The quality of the Portfolio and tenant diversity were further improved with the completion of the second of the National Buildings at Docklands in Melbourne, the completion of refurbishment works at Australia Square and Melbourne Central, and the announcement that GPT had acquired the third and final stage of the Darling Park Complex in Sydney.

Revaluations across the Portfolio resulted in a small net decrease in value, of $29 million.

During 2004, over 120,000 sqm of office space was leased across GPT's assets, resulting in an overall occupancy of 93.7% for the Portfolio. Occupancy remained constant with the close of 2003, but above the overall market occupancy of 90.4%.

Mr Tony Cope, GPT's Office Portfolio Manager, said an ongoing focus on leasing and improving the quality of the portfolio had maintained a strong lease expiry profile, with limited short and medium term expiry and an average lease term of 6.4 years.

"The performance of the Office Portfolio was underpinned by the quality of our assets which has continued to be enhanced over 2004 by acquisitions and the completion of capital works. Demand for office space started to improve over the year and the market conditions also demonstrated early positive signs. Improving fundamentals should continue to support leasing

efforts and a return to more positive conditions across the markets with a commensurate uplift in the returns from GPT's Office Portfolio," Mr Cope said.

Acquisitions and developments

In April, GPT increased its exposure to the Sydney office sector with the acquisition of the third stage of the Darling Park Complex. The development, which is anticipated to provide a first year yield of 7.2% (after costs) on the cost of $228 million, consists of an 18-level office tower which is already 60% leased to Marsh and Mercer Human Resource Consulting. The building is expected to be complete in May 2006.

The second of the two campus-style National Buildings in Melbourne was completed in May. The buildings are each leased to National Australia Bank for 12 years from completion and will deliver a first year yield of over 8% on the total cost of $242 million.

An extension of the office lobby at Melbourne Central was completed in August 2004. At a cost of $5.5 million, the works contribute to a stronger street presence and link to the upgraded retail space. In Sydney, works at Australia Square to upgrade the public spaces and Plaza Building were also finalised in 2004.

Leasing

Significant leasing was undertaken across the Portfolio, with more than 120,000 sqm leased or renewed across GPT's office assets in the year to December 2004. This leasing, which was undertaken across a range of assets within the Portfolio, included:

- In Sydney, at Australia Square, over 10,300 sqm was leased or renewed, including leases to Ninemsn (2,060 sqm), Johnson Pilton Walker (780 sqm), Financial Associations Services (780 sqm) and DTL Australia Pty Ltd (780 sqm).

- At Melbourne Central, leases to the ACCC (1,450 sqm), Kaz Technology Services (3,560 sqm) and CSA (5,870 sqm) contributed to occupancy of 99.5% at December 2004.

- At 10 & 12 Mort Street in Canberra, occupancy of the asset was extended to 2011 with the government tenant renewing its lease over both buildings for a further five year term.

- Significant leasing was also undertaken at the Riverside Centre in Brisbane, with over 16,400 sqm leased over 2004, including ten year leases to Deloitte Services (3,000 sqm), ABN Amro Morgans (2,280 sqm) and Blake Dawson Waldron (5,300 sqm).

"It was encouraging to see occupier demand for office property gather momentum through 2004 and we anticipate ongoing improvements in demand during 2005, with positive leading indicators apparent in terms of job advertisements, employment gains and heightened business investment. The performance of the portfolio in the medium term is expected to improve as the office markets continue to strengthen," said Mr Cope.

Hotel/Tourism Portfolio

Mr Bruce Morris, GPT's Hotel/Tourism Portfolio Manager, said GPT's hotel assets had performed well in 2004 and the Portfolio's future outlook had been enhanced with the acquisition of the P&O resorts.

In July 2004, GPT acquired a significant portfolio of nature-based resorts located in some of Australia's most attractive tourism locations. The Portfolio, which includes Dunk, Bedarra, Brampton, Heron, Lizard and Wilson Islands as well as Silky Oaks and Cradle Mountain Lodges was acquired for $218 million from P&O Australia.

"Inbound tourism to Australia continued its strong recovery throughout 2004 and GPT's Portfolio benefited from this upturn, with income up more than 25% on 2003," Mr Morris said.

Increased income to GPT from the Portfolio was largely as a consequence of improved trading at the Four Points by Sheraton Hotel in Sydney, improved occupancy at Ayers Rock Resort and the addition of the P&O resorts portfolio.

The Four Points by Sheraton increased both occupancy and room rate over the year and Ayers Rock Resort exhibited a return to growth following the negative impact of external shocks in previous years. Both assets delivered income growth of over 10% on 2003.

"We continue to be optimistic about the long term outlook for inbound tourism to Australia and the prospects for GPT's Hotel/Tourism Portfolio, which now has an enhanced position in the nature-based tourism sector and a range of quality assets in major Australian tourism locations," Mr Morris said.

Industrial/Business Park Portfolio

GPT's Industrial/Business Park Portfolio grew to $327.8 million over 2004, with the completion of Quad 3 at Homebush Bay and further acquisitions which provide the capacity for growth via expansion and development.

Mr Victor Georos, Industrial/Business Park Portfolio Manager, said a strong focus on leasing and renewals resulted in over 44,000 sqm of space being leased during the year, which increased the occupancy of the Portfolio to 99.5% and provided a long average lease term, of five years.

"Throughout 2004, we significantly expanded our presence at Homebush Bay in NSW with the completion of the third stage of the Quad, acquisition of the final Quad site and the addition of 7 Figtree Drive and 8 Herb Elliott Avenue," Mr Georos said.

At the Austrak Business Park at Somerton in Victoria, significant progress was made in identifying potential tenants for future development of the 100 hectare site. Subsequent to year end, GPT and Austrak secured Labelmakers Australia to the Park on a 15-year, triple-net lease. The new facility will be completed in August 2005 and comprises 16,700 sqm of warehouse and office space with a further 5,000 sqm of expansion land. The development, which has an anticipated cost of $13.5 million (including land), is expected to provide an initial yield of over 8.0%, with annual rental increases and five yearly market reviews.

Construction of Quad 3 was complete in June 2004. The 5,300 sqm building is 75% leased with strong enquiry over the remaining space. A 9% yield is anticipated on the $13.7 million development.

"In addition to quality existing assets, the Portfolio retains 350,000 sqm of expansion land which will facilitate strong medium term growth," Mr Georos said.

Masterplanned Urban Communities

The $1 billion Rouse Hill Regional Centre being undertaken in joint venture with Lend Lease, achieved masterplan approval in March 2004 and a development application was submitted for the Town Centre in January 2005. Sales commenced for the first stage of the residential component of the development, Honeyeater Crescent, in January 2005 and sales for the southern residential precinct are anticipated to commence late in 2005.

The redevelopment of the Twin Waters resort, in Mudjimba, Queensland, has commenced with the first dwellings released in August 2004. This project is also being undertaken in joint venture with Lend Lease.

Both projects are located in areas with strong population demand and are on track to deliver strong returns for the Trust.

Financial Summary

	12 months to Dec 2003	12 months to Dec 2004
Distribution (cents per unit)	21.2	22.0
Tax advantaged	45.52%	44.9%
	At 31 Dec 2003	**At 31 Dec 2004**
Total assets	$7,695.1m	$9,097.0m
Borrowings	$2,127.0m	$2,698.6m
Debt to total assets	27.6%	29.7%
Responsible Entity's Fee	$25.6m	$35.5m
Units in issue ('000)	1,949,717	2,016,717
Net asset backing/unit	$2.73	$3.02
Unit price	$2.99	$3.74
Retail		
Total value*	$3,797.8m	$4,749.5m
Portfolio allocation (by value)	50%	53%
Total income**	$267.0m	$287.5m
Total centre sales per sqm growth	1.7%	4.4%
Specialty occupancy costs	14.5%	14.2%
Office		
Total value	$2,946.7m	$3,078.9m
Portfolio allocation (by value)	39%	34%
Total income	$195.9m	$225.0m
Portfolio occupancy	94%	94%
Hotel/Tourism		
Total value	$530.1m	$776.6m
Portfolio allocation (by value)	7%	9%
Total income	$48.2m	$61.7m
Industrial/Business Park		
Total value	$289.8m	$327.8m
Portfolio allocation (by value)	4%	4%
Total income	$18.4m	$23.0m
Masterplanned Urban Communities		
Total value	$26.1m	$36.1m
Portfolio allocation (by value)	-	-
Total income	$0.3m	$2.8m

* Includes deposits under retail property JVIA (Sunshine Plaza).
** Income includes ground rent and income from deposit under retail property JVIA (Sunshine Plaza).